June 4, 2013

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention: Rufus Decker

Re:	ArcelorMittal Form 20-F for the Year ended December 31, 2012 Filed February 15, 2013 File No. 1-35788

Dear Mr. Decker:

ArcelorMittal (“ArcelorMittal”) sent a response letter dated June 4, 2013 to a comment letter it received from the staff of the Securities and Exchange Commission (the “Commission”) dated May 22, 2013 relating to the above-referenced Form 20-F.

Further to such response letter, ArcelorMittal acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	ArcelorMittal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions to John D. Brinitzer (+33-1-4074-6924) or to Monica Kays (+33-1-4074-6983) at our counsel Cleary Gottlieb Steen & Hamilton LLP.

Sincerely,

/s/ H.J. Scheffer	/s/ E.J. Jansen
H.J. Scheffer	E.J. Jansen

Company Secretary	Vice President Tax & Insurance

cc:	John D. Brinitzer, Esq. Monica Kays, Esq. (Cleary Gottlieb Steen & Hamilton LLP)